

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

Via E-mail
Mr. Timothy J. Wiggins
Chief Financial Officer
DeVry Education Group Inc.
3005 Highland Parkway
Downers Grove, IL 60515

> **Re: DeVry Education Group Inc.**
> **Form 10-K for the Year Ended June 30, 2014**
> **Filed August 27, 2014**
> **Form 10-Q for the Six Months Ended December 31, 2014**
> **Filed February 5, 2015**
> **File No. 1-13988**

Dear Mr. Wiggins:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2014

Financial Aid and Financing Student Education, page 27

1. Refer to the table summarizing the funding source as a percentage of revenue. Please provide us with a breakdown of the 32% tuition payments related to "Student accounts, cash payments, private scholarships, employer and military provided tuition assistance and other" per geographical area.

Information about Particular Government Financial Aid Programs, page 27

Information about Other Financial Aid Programs, page 29

Brazilian Government Financial Aid Programs, page 30

2. We note that DeVry Brasil students are eligible for loans under Brazil's FIES public loan program which is financed by the Brazilian government and PROUNI, a Brazilian governmental program which provides scholarships to a portion of the undergraduate students under certain conditions. Please tell us how these programs work, including but not limited to:
   - criteria for the student to obtain or earn the government aid;
   - whether the institution needs to return any of the funds in the event the student withdraws from the course;
   - whether the student is responsible for any tuition fees after withdrawal from the course

3. We note that as of June 30, 2014, approximately 41% of overall DeVry Brasil's students financed their tuition under the FIES program while around 11% have obtained scholarships under the PROUNI program. Please tell us how the 48% remainder of DeVry Brasil's students finance their tuition.

4. For each funding sources tell us how you evaluate collectability of revenue when a student begins attending class.

Critical Accounting Policies, page 75

Revenue Recognition, page 76

5. Refer to the last sentence in the first paragraph of page 76. You state that the provision for refunds and the provision for uncollectible accounts are recognized in the same ratable fashion as revenue to most appropriately match these costs with the tuition revenue in that term. Please explain to us in detail why the provision for uncollectible accounts is recognized on the same ratable fashion as revenue. In this regard we note that this disclosure differs from similar disclosures on page 98. Please clarify this inconsistency.

Consolidated Statement of Cash Flows, page 93

6. Please refer to the line item "Provision for Refunds and Uncollectible Accounts". It is unclear to us why refunds are shown as a reconciling item in the statement of cash flows. Please revise or advise.

Note 3 – Summary of Significant Accounting Policies, page 97

Revenue Recognition, page 98

7. We note that the majority of your students fund their education through loans and/or
    grants received from U.S. federal financial aid programs established by Title IV of the
    Higher Education Act and regulations promulgated thereunder ("Title IV"). We
    understand that when a student, who has received Federal Student Aid, withdraws from
    the University prior to completing a course or payment period, the University may have a
    return to Title IV requirement. You state that if a student leaves school prior to
    completing a term, federal, state and/or Canadian provincial regulations and accreditation
    criteria permit DeVry Group to retain only a set percentage of the total tuition received
    from such student, which varies with, but generally equals or exceeds, the percentage of
    the term completed by such student. Further you state that payment amounts received by
    DeVry Group in excess of such set percentages of tuition are refunded to the student or
    the appropriate funding source.

    To help us better understand your accounting policy; please provide us with the following
    information:
    • tell us how you determine that a student has withdrawn;
    • tell us if you reassess collectability of tuition and fees when a student withdraws
      from a course, the institution, or otherwise loses Title IV eligibility;
    • tell us about your historical collections experience with students who
      become responsible for tuition and related fees due to withdrawal or loss of
      financial aid eligibility; and
    • tell us under what circumstances the accreditation criteria allows you to
      retain amounts in excess of the set percentages of tuition.

8. Please disclose your refund policy. Also explain to us what do you mean by "All refunds
    are netted against revenue during the applicable academic term."

9. Refer to the earnings release on October 23, 2014. We note that your revenue per student
    undergraduate at DeVry University benefitted from underutilization of some planned
    scholarships. Please expand the discussion of revenues in MD&A to describe your
    scholarship programs in greater detail, including the financial statement impact of the
    programs on the periods presented and any material trends in scholarship programs.

10. Refer to your disclosure of reclassifications on page 103. We note that you combined
    Deferred tuition revenue and Advance tuition payments in one balance sheet line item.
    Please revise to separately present these line items if they exceed 5% of total current
    liabilities pursuant to Rule 5-02 of Regulation S-X or tell us why you believe it is
    appropriate to combine these items.

Note 9 – Intangible Assets, page 112

11. Refer to your discussion of tuition rates on page 115. We note that tuition rates at DeVry University remain unchanged and that management implemented the DeVry Fixed Tuition Promise. We also note that you have added another scholarship program. Please expand MD&A to include a discussion of revenues and scholarships that addresses the impact of scholarships on your tuition revenue. Please revise to separately present these line items if they exceed 5% of total current liabilities pursuant to Rule 5-02 of Regulation S-X. Please also expand the disclosure on page 115 to incorporate your scholarship programs into the discussion of the Fixed Tuition Promise, as it may impact tuition per student if scholarships are significant.

Schedule II -Valuation and Qualifying Accounts and Reserves, page 128

12. Please explain to us what the line item "Deducted from accounts receivable for refunds" represents.

Form 10-Q for Fiscal Quarter Ended December 31, 2014

13. Refer to the discussion of revenue on page 37. Please also expand MD&A to explain in greater detail what is meant by "the strategic use of scholarships" and include the impact of scholarships on revenues.

14. Refer to the discussion of Student Payments on pages 40 and 41. We note that you continue to provide financing options including your institutional loan programs. Please expand the discussion of funding sources to separately disclose the percentage of revenue from student accounts, to the extent that such accounts are part of the institutional loan program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Timothy J. Wiggins
DeVry Education Group Inc.
February 9, 2015
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director